UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

STURM, RUGER & COMPANY, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-10435	06-0633559
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

700 S. AYERSVILLE ROAD, MAYODAN, NC	27027
(Address of Principal Executive Offices)	(Zip Code)

Sarah F. Colbert	(203) 259-7843
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Sturm, Ruger & Company, Inc.’s Conflict Minerals Report for the January 1 to December 31, 2025 reporting period is filed as Exhibit 1.01 hereto and is publicly available at www.ruger.com/corporate.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for the January 1 to December 31, 2025 reporting period is filed as Exhibit 1.01 to this Form.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

N/A

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 on this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STURM, RUGER & COMPANY, INC.

By:	/S/ SARAH F. COLBERT
	Name:	Sarah F. Colbert
	Title:	Sr. Vice President, General Counsel and Corporate Secretary

Dated: May 28, 2026

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